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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 7, 2023

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 11

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the March 6, 2023 deadline for conversion of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 11 (the “Series 11 Preferred Shares”) (TSX: MFC.PR.J) into Non-cumulative Floating Rate Class 1 Shares Series 12 of Manulife (the “Series 12 Preferred Shares"), the holders of Series 11 Preferred Shares are not entitled to convert their Series 11 Preferred Shares into Series 12 Preferred Shares. There were 117,415 Series 11 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 12 Preferred Shares.
As announced by Manulife on February 21, 2023, after March 19, 2023, holders of Series 11 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on March 20, 2023, and ending on March 19, 2028, will be 6.15900% per annum or $0.384938 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as of February 21, 2023, plus 2.61%, as determined in accordance with the terms of the Series 11 Preferred Shares.
Subject to certain conditions described in the prospectus supplement dated November 27, 2012 relating to the issuance of the Series 11 Preferred Shares, Manulife may redeem the Series 11 Preferred Shares, in whole or in part, on March 19, 2028 and on September 19 every five years thereafter.
The Series 11 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com